UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39462 141
(CUSIP Number)

Yacov Geva

5 Oppenheimer St.

Rehovot, Israel 7670105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462 141	13D/A	Page 2 of 5 Pages

1.	Names of reporting persons Yacov Geva
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 2,034,252

	8.	Shared voting power None
	9.	Sole dispositive power 2,034,252
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 2,174,441(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 21.78%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Includes (i) 2,034,252 ordinary shares, par value $0.0001 per share (“Ordinary Shares”); (ii) options to purchase 3,576, 3,576 and 4,465 Ordinary Shares that are exercisable within 60 days after April 13, 2023, at an exercise price of $114.45, $73.50 and $69.30 per share, respectively; and (iii) warrants to purchase 71,429 and 57,143 Ordinary Shares that are exercisable within 60 days after April 13, 2023, at an exercise price of $7.70 and $43.40 per share, respectively.

(2)	Based on 9,841,564 Ordinary Shares issued and outstanding as of April 13, 2023 as reported by the Issuer to the Reporting Person.

CUSIP No. G39462 141	13D/A	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”), which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2023 (the “Schedule 13D”) by Yacov Geva (the “Reporting Person”) is being filed to reflect the Reporting Person’s purchase of additional ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer”), as more fully described in Item 3 below.

Item 1. Security and Issuer

“Item 1. Security and Issuer” of the Schedule 13D is hereby amended and restated as follows:

This Statement relates to the Ordinary Shares of the Issuer.

The principal executive offices of the Issuer are located at 5 Oppenheimer St., Rehovot, Israel 7670105.

On November 15, 2022, the Issuer effected a reverse split reflecting every 35 ordinary shares of par value $0.09 each be consolidated into 1 ordinary share of par value $3.15 each.

On March 24, 2023, the Issuer effected a reduction in its issued share capital by the cancellation of $3.1499 paid up capital on each issued share so that each issued share shall be treated as one fully paid-up share of $0.0001 each in the capital of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Ordinary Shares held by him directly using his personal funds.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On April 4, 2023, the Reporting Person purchased from the Issuer 1,250,000 Ordinary Shares, as part of the Issuer’s public offering, with his personal funds.

CUSIP No. G39462 141	13D/A	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Person may be deemed to beneficially own 2,034,252 Ordinary Shares of the Issuer, which constitutes 21.78% of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 2,034,252 Ordinary Shares of the Issuer.

(c) The Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

CUSIP No. G39462 141	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2023

By:	/s/ Yacov Geva
Yacov Geva